                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _______)

                                Kyzen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    501596100
                                 --------------
                                 (CUSIP Number)


         Kyle J. Doyel, Kyzen Corporation, 430 Harding Industrial Drive,
                      Nashville, TN 37211, (615) 831-0888
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 16, 2001
        -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 2 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     Michael L. Bixenman
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
      SC, PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               610,551*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH                  7,158**
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  610,551*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                7,158**
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    617,709**
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.8%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
*  Includes 49,333 shares issuable upon the exercise of outstanding options.
** Includes 5,000 shares issuable upon the exercise of outstanding options.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 3 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     John A. Davis III
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
       PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               206,300*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  206,300*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    206,300*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 66,000 shares issuable upon the exercise of outstanding options.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 4 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     Juanita J. Doyel
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               335,867*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  335,867*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     335,867*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 30,000 shares issuable upon the exercise of outstanding warrants.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 5 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     James M. Farley
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               54,640*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  54,640*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     54,640*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.1%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 47,140 shares issuable upon the exercise of outstanding options.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 6 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     Thomas M. Forsythe
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               306,159*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH                  1,200**
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  306,159*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                1,200**
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    307,159**
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
-------------------------------------------------------------------------------
*  Includes 58,977 shares issuable upon the exercise of outstanding options.
** Includes 600 shares issuable upon the exercise of outstanding warrants.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 7 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     James R. Gordon
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               325,753*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  325,753*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    325,753*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.8%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 30,000 shares issuable upon the exercise of outstanding options.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 8 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     JoAnn Quitmeyer
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               15,000
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  15,000
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,000
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 9 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     John E. Sanders, Sr.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               12,500
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  12,500
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,500
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 10 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     John E. Sanders, Jr.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               16,384*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  16,384
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                16,384*
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    16,384*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 3,884 shares issuable upon the exercise of outstanding options.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 11 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     Ram Wissel
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
       PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               8,660*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  8,660*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,660*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 2,410 shares issuable upon the exercise of outstanding options.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 12 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     David E. Carpenter
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
       PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               61,843*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH                  1,913
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  61,843*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                1,913
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    63,756*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 22,533 shares issuable upon the exercise of outstanding options and warrants.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 13 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     T. Jeff Davis
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               25,643*
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  25,643*
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,643*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 1,500 shares issuable upon the exercise of outstanding warrants.

------------------------------                            ----------------------
CUSIP NO. 501596100                   13D                    PAGE 14 OF 20 PAGES
------------------------------                            ----------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     Janelle D. Doyel
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     [  ]
    ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
        NUMBER OF               5,951
         SHARES            ----------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH                  580,234*
        REPORTING          ----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  5,951
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                580,234*
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    586,185*
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
      IN
-------------------------------------------------------------------------------
* Includes 108,234 shares issuable upon exercise of outstanding options and warrants.

ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Kyzen Corporation, a Tennessee corporation ("Kyzen"), whose principal executive offices are located at 430 Harding Industrial Drive, Nashville, Tennessee 37211.


ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) - (c) and (f) This statement is being filed by Michael L. Bixenman, John A. Davis III, Juanita J. Doyel, James M. Farley, Thomas M. Forsythe, James R. Gordon, JoAnn Quitmeyer, John E. Sanders, Sr., John E. Sanders, Jr., Ram Wissel, David E. Carpenter, Janelle D. Doyel and T. Jeff Davis (collectively, the "Reporting Persons"). The addresses, occupations and citizenship of the Reporting Persons are set forth on Annex A.

                  (d) and (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of component jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  All of the Reporting Persons except for Michael L. Bixenman are using solely personal funds to purchase the Common Stock. The amount of such funds are set forth on Annex B. Michael L. Bixenman has entered into a Stock Pledge and Security Agreement with Kyzen under which he received a $30,000 loan from Kyzen for the purchase of Common Stock. The Stock Pledge and Security Agreement and related Promissory Note are attached as Exhibits 2 and 3, respectively.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons have acquired most of the issued and outstanding shares of Common Stock owned by Christopher B. Cannon ("Cannon") in a series of related transactions. Under Rule 13d-5, the Reporting Persons may be deemed to be a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities beneficially owned by any other Reporting Person covered by the
Schedule 13D. There is no agreement among or between any of the Reporting Persons to act together with respect to Kyzen or its securities following the reported acquisition.

                  The Reporting Persons have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Kyzen (such as a merger, reorganization, or liquidation), (ii) any sale or transfer of a material amount of assets of Kyzen, (iii) any change in Kyzen's board of directors or management, (iv) any material change in Kyzen's indebtedness, capitalization or dividend policy, (v) any other material change in Kyzen's corporate structure or business, (vi) any changes to Kyzen's charter, bylaws or any instruments thereto or any other actions which may impede the acquisition of control of Kyzen by any person, (vii) a class of securities of Kyzen being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (viii) a class of equity securities of Kyzen becoming eligible for termination of registration under Section 12(b) or 12(g) of the Exchange Act, or (ix) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) For each Reporting Person, see Items 7-13 of the cover pages. All calculations are based on 4,777,787 shares of Common Stock outstanding on April 16, 2001.


                                                                        15 of 20

                  (c) There have been no transactions with respect to the Common Stock by the Reporting Persons during the past sixty (60) days.

                  (d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Each Reporting Person has entered into a separate Stock Purchase Agreement with Cannon. A form of Stock Purchase Agreement is attached as Exhibit 1 to this Schedule 13D. In addition, Kyzen and Michael L. Bixenman have entered into a Stock Pledge and Security Agreement under which Kyzen has loaned Michael L. Bixenman $30,000 for the purchase of Common Stock. The Stock Pledge and Security Agreement and related Promissory Note are attached as Exhibits 2 and 3, respectively.

                  There are numerous relationships between and among the Reporting Persons and Kyle J. Doyel, the Chief Executive Officer of Kyzen. John
E. Sanders, Jr. and John E. Sanders, Sr. are father and son. T. Jeff Davis and John E. Davis are brothers. Kyle J. Doyel and Janelle D. Doyel are husband and wife. T. Jeff Davis and Janelle D. Doyel are father and daughter. T. Jeff Davis and Kyle J. Doyel are father-in-law and son-in-law. John E. Davis and Janelle D. Doyel are niece and uncle. Kyle J. Doyel and Juanita J. Doyel are son and mother. Janelle D. Doyel and Juanita J. Doyel are daughter and mother-in-law.

                  There are no other contracts, arrangements, understandings or relationships among or between any Reporting Persons with respect to any of Kyzen's Common Stock.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as Exhibits to this statement:

     EXHIBIT
     NUMBER                              EXHIBIT
     ------                              -------

        1 -- Form of Stock Purchase Agreement (relating to purchase by each Reporting Person)

        2         -- Stock Pledge and Security Agreement (relating to a loan of
                  $30,000 by Kyzen to Michael L. Bixenman)

        3         -- Promissory Note (relating to a loan of $30,000 by Kyzen to
                  Michael L. Bixenman)


                                                                        16 of 20

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 26, 2001                 MICHAEL L. BIXENMAN

                                      By:  /s/ MICHAEL L. BIXENMAN
                                         --------------------------------------
                                           Name: Michael L. Bixenman


                                      JOHN A. DAVIS III

                                      By:  /s/ JOHN A. DAVIS III
                                         --------------------------------------
                                           Name: John A. Davis III


                                      JUANITA J. DOYEL

                                      By:  /s/ JUANITA J. DOYEL
                                         --------------------------------------
                                           Name: Juanita J. Doyel


                                      JAMES M. FARLEY

                                      By:  /s/ JAMES M. FARLEY
                                         --------------------------------------
                                           Name: James M. Farley


                                      THOMAS M. FORSYTHE

                                      By:  /s/ THOMAS M. FORSYTHE
                                         --------------------------------------
                                           Name: Thomas M. Forsythe


                                      JAMES R. GORDON

                                      By:  /s/ JAMES R. GORDON
                                         --------------------------------------
                                           Name: James R. Gordon


                                      JOANN QUITMEYER

                                      By:  /s/ JOANN QUITMEYER
                                         --------------------------------------
                                           Name: JoAnn Quitmeyer


                                      JOHN E. SANDERS, SR.

                                      By:  /s/ JOHN E. SANDERS, SR.
                                         --------------------------------------
                                           Name: John E. Sanders, Sr.


                                                                        17 of 20

                                      JOHN E. SANDERS, JR.

                                      By:  /s/ JOHN E. SANDERS, JR.
                                         --------------------------------------
                                           Name: John E. Sanders, Jr.


                                      RAM WISSEL

                                      By:  /s/ RAM WISSEL
                                         --------------------------------------
                                           Name: Ram Wissel


                                      DAVID E. CARPENTER

                                      By:  /s/ DAVID E. CARPENTER
                                         --------------------------------------
                                           Name: David E. Carpenter


                                      JANELLE D. DOYEL

                                      By:  /s/ JANELLE D. DOYEL
                                         --------------------------------------
                                           Name: Janelle D. Doyel


                                      T. JEFF DAVIS

                                      By:  /s/ T. JEFF DAVIS
                                         --------------------------------------
                                           Name: T. Jeff Davis


                                                                        18 of 20

                                     ANNEX A

             Name                          Address                            Occupation*                       Citizenship
             ----                          -------                            ----------                        -----------

1.   Michael L. Bixenman        430 Harding Industrial Drive    Chairman of the Board, Vice President    United States of America
                                Nashville, Tennessee  37211     and Director of Kyzen**

2.   John A. Davis III          Museum Center, 500 President    Attorney, ADR, Inc. (Alternative         United States of America
                                Clinton Avenue, Little Rock,    Dispute Resolution) and Director of
                                AR  72201                       Kyzen**

3.   Juanita J. Doyel           45 Fairway Circle               Retired                                  United States of America
                                Medford, OR  97504

4.   James M. Farley            430 Harding Industrial Drive    Director of Marketing of Kyzen**         United States of America
                                Nashville, Tennessee  37211

5.   Thomas M. Forsythe         430 Harding Industrial Drive    Vice President, Chief Accounting         United States of America
                                Nashville, Tennessee  37211     Officer and Director of Kyzen**

6.   James R. Gordon            430 Harding Industrial Drive    Private Investor and Director of         United States of America
                                Nashville, Tennessee  37211     Kyzen**

7.   JoAnn Quitmeyer            430 Harding Industrial Drive    Director of Research and Development     United States of America
                                Nashville, Tennessee  37211     of Kyzen**

8.   John E. Sanders, Jr.       430 Harding Industrial Drive    Controller  and Corporate  Secretary of  United States of America
                                Nashville, Tennessee  37211     Kyzen**

9.   John E. Sanders, Sr.       106 Wilmington St.              Retired                                  United States of America
                                Old Hickory, TN  37138

10.  Ram Wissel                 430 Harding Industrial Drive    Applications Engineer of Kyzen**         United States of America
                                Nashville, Tennessee  37211

11.  David E. Carpenter         430 Harding Industrial Drive    Operations Manager of Kyzen**            United States of America
                                Nashville, Tennessee  37211

12.  Janelle D. Doyel           1134 Beech's Tavern Trail       Homemaker                                United States of America
                                Franklin, TN  37069

13.  T. Jeff Davis              393 Mulberry Road               Retired                                  United States of America
                                Salem, Benton, AR  72015

* (Including the name, principal business and address of any corporation or other organization in which such employment is conducted).
** The principal business of Kyzen is focused on chemical solutions and processes for electronics and other high technology industries where high precision cleaning is required.


                                                                        19 of 20

                                     ANNEX B


            Name                     Amount of Funds                     Source of Funds
            ----                     ---------------                     ---------------

1.   Michael L. Bixenman              $ 75,000.00                    $45,000.00 in Personal Funds and
                                                                     $30,000.00 loan from Kyzen

2.   John A. Davis III                $ 50,000.00                    Personal Funds

3.   Juanita J. Doyel                 $ 80,000.00                    Personal Funds

4.   James M. Farley                  $  3,000.00                    Personal Funds

5.   Thomas M. Forsythe               $ 53,485.20                    Personal Funds

6.   James R. Gordon                  $100,013.55                    Personal Funds

7.   JoAnn Quitmeyer                  $  6,000.00                    Personal Funds

8.   John E. Sanders, Jr.             $  5,000.00                    Personal Funds

9.   John E. Sanders, Sr.             $  5,000.00                    Personal Funds

10.  Ram Wissel                       $  2,500.00                    Personal Funds

11.  David E. Carpenter               $  2,500.00                    Personal Funds

12.  Janelle D. Doyel                 $  2,380.40                    Personal Funds

13.  T. Jeff Davis                    $  7,500.00                    Personal Funds


                                                                        20 of 20